SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January 2015

Commission File Number:  1-8887

TRANSCANADA PIPELINES LIMITED

(Translation of Registrant’s Name into English)

450 — 1st Street S.W., Calgary, Alberta, T2P 5H1, Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐                                                                                                                                                                                                                                                                     Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The following document is hereby filed with the Securities and Exchange Commission for the purpose of being and hereby is incorporated by reference into Registration Statement on Form F-10 (File No. 333-192562) of TransCanada PipeLines Limited:

1.                                      Underwriting Agreement, dated January 7, 2015, between TransCanada PipeLines Limited and the underwriters listed therein.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSCANADA PIPELINES LIMITED

Date: January 8, 2015

	By:	/s/ Joel E. Hunter
Name: Joel E. Hunter
Title: Vice-President, Finance

EXHIBIT INDEX

1.1                               Underwriting Agreement, dated January 7, 2015, between TransCanada PipeLines Limited and the underwriters listed therein.